Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of February, 2008	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

For Immediate Release

February 19, 2008

Grupo Radio Centro Reports Fourth Quarter and Year-End Results for the Period Ended December 31, 2007

Mexico City, February 19, 2008 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the fourth quarter and year ended December 31, 2007. All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards and have been restated in constant pesos as of December 31, 2007.

Fourth Quarter Results

Broadcasting revenue for the fourth quarter 2007 was Ps. 206,960,000, a 0.5% increase compared to the Ps. 205,961,000 reported in the fourth quarter 2006. This increase was mainly attributable to higher advertising expenditures by the Company’s clients, who purchased more airtime in the fourth quarter 2007 compared to the fourth quarter 2006.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the fourth quarter 2007 were Ps. 109,899,000, a 4.6% increase compared to Ps. 105,054,000 reported in the fourth quarter 2006. This increase was primarily due to an increase in market research and advertising campaign expenses in the fourth quarter 2007.

For the fourth quarter 2007, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 97,061,000, a 3.8% decrease compared to the Ps. 100,907,000 reported in the fourth quarter 2006. This decrease in broadcasting income was mainly attributable to the increase in broadcasting expenses described above.

Depreciation and amortization expense for the fourth quarter 2007 was Ps. 8,051,000, a 13.1% decrease compared to the Ps. 9,266,000 reported in fourth quarter of 2006. This decrease was attributable to the Company no longer recording depreciation on certain assets due to the conclusion of its useful life after the fourth quarter 2006.

The Company’s corporate, general and administrative expenses were Ps. 4,916,000 in the fourth quarter 2007, a slight increase compared to the Ps. 4,897,000 reported in the fourth quarter 2006.

The Company reported operating income of Ps. 84,094,000 in the fourth quarter 2007, a 3.1% decrease compared to the Ps. 86,744,000 in operating income of the fourth quarter 2006. This decrease was mainly due to an increase in broadcasting expenses during the fourth quarter 2007 compared to the fourth quarter 2006.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2007 and Year-end Results

During the fourth quarter 2007, other expenses, net were Ps. 14,152,000, a 14.0% decrease compared to the Ps. 16,464,000 reported in the fourth quarter 2006. This decrease is primarily attributable to the recording of non-recurring expenses during 2006 in connection with the Company’s 60th anniversary celebration.

The Company’s comprehensive financing cost for the fourth quarter 2007 was Ps. 745,000, compared to a comprehensive financing cost of Ps. 31,738,000 in the fourth quarter 2006. This favorable change was mainly due to lower interest expenses in the fourth quarter 2007 which totaled Ps. 781,000 compared to the fourth quarter 2006, when the Company classified as ‘interest expenses’ the excess of book value over the purchase price obtained on the sale of certain accounts receivable of Ps. 27,877,000.

For the fourth quarter 2007, the Company reported income before extraordinary items of Ps. 69,197,000, a 79.5% increase compared to the Ps. 38,542,000 reported in the fourth quarter 2006, mainly as a result of the decrease in the comprehensive financing cost described above.

The Company’s income before income taxes was the same as income before extraordinary items (Ps. 69,197,000) as the Company did not have any extraordinary items in the fourth quarter 2007. Income before income taxes in the fourth quarter 2006 was Ps. 41,902,000, reflecting an extraordinary item of Ps. 3,360,000 due to an inflation adjustment recorded in June 2006 in connection with the reversal of the provision for the contingent liability related to the arbitration proceeding.

The Company recorded income taxes of Ps. 23,161,000 in the fourth quarter 2007, compared to a negative provision of Ps. 4,700,000 in the fourth quarter 2006. This increase was primarily due to higher taxable income in the fourth quarter 2007 compared to the fourth quarter of 2006.

As a result of the foregoing, the Company’s net income for the fourth quarter 2007 was Ps. 46,036,000, compared to net income of Ps. 46,602,000 in the fourth quarter 2006.

Twelve-Month Results

For the year ended December 31, 2007, broadcasting revenue was Ps. 654,760,000, a 20.7% decrease compared to the Ps. 825,588,000 reported in the same period of 2006. The decrease was mainly attributable to a decrease in advertising expenditures by political parties, which purchased more airtime in 2006 in connection with the July 2006 presidential and congressional elections.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2007 were Ps. 421,970,000, an 8.3% decrease compared to the Ps. 460,070,000 reported in the same period 2006. This decrease was primarily due to a lower allowance for doubtful accounts, a decrease in sales commissions to the Company’s general sales force resulting from the decrease in broadcasting revenue, and a lower provision for severance payments to Company employees (in accordance with Bulletin D-3 “Labor Obligations” under MFRS) during the year ended December 31, 2007 compared to 2006.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2007 was Ps. 232,790,000, a 36.3% decrease compared to the Ps. 365,518,000 reported in the same period 2006. This decrease was mainly attributable to the decrease in broadcasting revenue described above.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2007 and Year-end Results

Depreciation and amortization expense for the year ended December 31, 2007 was Ps. 33,687,000, a 9.4% decrease compared to the Ps. 37,183,000 reported in the same period 2006. This decrease was attributable to the Company no longer recording depreciation on certain assets due to the conclusion of its useful life after the fourth quarter 2006.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2007 were Ps. 14,774,000, a 0.3% decrease compared to the Ps. 14,813,000 reported in 2006.

As a result of the foregoing, the Company reported operating income of Ps. 184,329,000 for the year ended December 31, 2007, a 41.2% decrease compared to the Ps. 313,522,000 in 2006.

Other expenses, net, for the year ended December 31, 2007 were Ps. 45,806,000, a 23.0% decrease compared to the Ps. 59,511,000 of 2006. This decrease was mainly attributed to lower legal expenses during 2007 compared to 2006, as well as non-recurring expenses incurred during 2006 in connection with the Company’s 60th anniversary celebration.

The Company’s comprehensive financing cost for the year ended December 31, 2007 was Ps. 5,850,000, an 85.3% decrease compared to the Ps. 39,842,000 reported in 2006. This favorable change was mainly due to a decrease in interest expense during, 2007 compared to 2006, when (i) the Company no longer recording interest on bank debt after paying off the remaining balance of its bank debt in May 2006, and (ii) the Company classified as interest expenses the excess of book value over the price obtained from the sale of certain accounts receivable.

For the year ended December 31, 2007, the Company reported income before extraordinary item of Ps. 132,673,000, a 38.1% decrease compared to the Ps. 214,169,000 reported in 2006, mainly as a result of the decrease in broadcasting revenue described above.

For the year ended December 31, 2007, the Company reported income before income taxes of Ps. 132,673,000, a 72.2% decrease compared to the Ps. 477,692,000 reported in 2006. In addition to higher broadcasting revenue, the 2006 period benefited from extraordinary items of Ps. 263,523,000, resulting from the reversal in June 2006 of the provision for the contingent liability related to the arbitration proceeding.

The Company recorded income taxes of Ps. 41,554,000 for 2007, compared to Ps. 42,944,000 in 2006.

As a result of the foregoing, the Company reported net income of Ps. 91,119,000 in 2007, compared to net income of Ps. 434,748,000 in 2006.

Company Description

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2007 and Year-end Results

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2007 and Year-end Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED AUDITED BALANCE SHEETS
as of December 31, 2007 and 2006
in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2007
(figures in thousands of Ps. and U.S. dollars ("U.S. $")(1)

	December 31,
	2007		2006
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	15,298	167,011	101,741

Accounts receivable:
Broadcasting, net	17,927	195,707	256,601
Other	427	4,663	19,367
	18,354	200,370	275,968

Prepaid expenses	3,056	33,360	26,469
Total current assets	36,708	400,741	404,178

Property and equipment, net	42,279	461,555	481,220
Deferred charges, net	554	6,047	4,631
Excess of cost over book value of net assets of subsidiaries, net	75,925	828,863	828,734
Other assets	298	3,239	3,410
Total assets	155,764	1,700,445	1,722,173

LIABILITIES
Current:
Advances from customers	11,397	124,418	132,546
Suppliers and other accounts payable	5,077	55,420	47,256
Taxes payable	4,658	50,847	90,831
Total current liabilities	21,132	230,685	270,633

Long-Term:
Reserve for labor liabilities	5,368	58,605	54,706
Deferred taxes	470	5,130	9,389
Total liabilities	26,970	294,420	334,728

SHAREHOLDERS' EQUITY
Capital stock	103,547	1,130,410	1,130,410
Cumulative earnings	30,525	333,241	314,077
Reserve for repurchase of shares	4,016	43,837	43,837
Cumulative effect of deferred income taxes	(9,739)	(106,320)	(106,320)
Effects from labor liabilities	(83)	(907)	(310)
Surplus on restatement of capital	466	5,084	5,084
Minority interest	62	680	667
Total shareholders' equity	128,794	1,406,025	1,387,445
Total liabilities and Shareholders' equity	155,764	1,700,445	1,722,173

(1)
Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9169 per U.S. dollar, the noon buying rate for Mexican pesos on December 31, 2007 as published by Federal Reserve Bank of New York.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2007 and Year-end Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED AUDITED STATEMENTS OF INCOME
for the three-month and twelve-month periods ended December 31, 2007 and 2006 expressed in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2007
(figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	4th Quarter			Accumulated 12 months
	2007		2006	2007		2006
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	18,958	206,960	205,961	59,977	654,760	825,588
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative expenses	10,067	109,899	105,054	38,653	421,970	460,070
Broadcasting income	8,891	97,061	100,907	21,324	232,790	365,518

Depreciation and amortization	737	8,051	9,266	3,086	33,687	37,183
Corporate, general and administrative expenses	450	4,916	4,897	1,353	14,774	14,813
Operating income	7,704	84,094	86,744	16,885	184,329	313,522

Other expenses, net (3)	(1,296)	(14,152)	(16,464)	(4,196)	(45,806)	(59,511)

Comprehensive financing cost:
Interest expense	(72)	(781)	(27,820)	(253)	(2,767)	(37,665)
Interest income (2)	(7)	(79)	(184)	37	399	480
(Loss) Gain on foreign currency exchange, net	(1)	(12)	(32)	0	(5)	8
(Loss) Gain on net monetary position	12	127	(3,702)	(318)	(3,477)	(2,665)
	(68)	(745)	(31,738)	(534)	(5,850)	(39,842)

Income before extraordinary item and income taxes:	6,340	69,197	38,542	12,155	132,673	214,169

Extraordinary item	0	0	3,360	0	0	263,523
Income before income taxes	6,340	69,197	41,902	12,155	132,673	477,692

Income taxes	2,122	23,161	(4,700)	3,806	41,554	42,944
Net income	4,218	46,036	46,602	8,349	91,119	434,748

Net income applicable to:
Majority interest	4,217	46,025	46,611	8,347	91,098	434,685
Minority interest	1	11	(9)	2	21	63
	4,218	46,036	46,602	8,349	91,119	434,748

Net income (loss) per Series A Share (4)				0.051	0.5598	2.6712
Net income (loss) per ADS (4)				0.459	5.0382	24.0408
Weighted average common shares outstanding (000's) (4)					162,725	162,500

(1)
Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9169 per U.S. dollar, the noon buying rate for Mexican pesos on December 31, 2007 as published by Federal Reserve Bank of New York.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air  time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2007 and 2006 was Ps. 1,867,000 and Ps. 1,724,000, respectively. Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2007 and 2006 was Ps. 3,333,000 and Ps. 4,797,000, respectively.

(3)
"Other expenses, net" include employee profit sharing expenses, which were previously recorded under "Provisions for income tax and employee profit sharing". This reclassification is required by Bulletin D-3 ("Beneficios a los empleados"), published by the Mexican Board for Research and Development of Financial Information Standards.

(4)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: February 19, 2008	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer